QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 641-2740
www.quaterra.com

MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED MAY 15, 2015
(Unless otherwise noted;
All $ references in Canadian dollars)

This Management Information Circular (“Information Circular”) accompanies the Notice of the 2015 Annual General Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Quaterra Resources Inc. (the “Company”) scheduled to be held on Thursday, June 25, 2015 (the “Meeting”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment or postponement thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR
IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the Information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company (“Management Appointees”). A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the Management Appointees. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

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Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

Be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and submit it to the Company, c/o Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 416-263-9261; or

(b)

more typically, be given a voting instruction or proxy authorization form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre- printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar- code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company. A Non- Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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Management of the Company intends to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or at the office of the Company at Suite 1100, 1199 West Hastings Street, Vancouver, BC V6E 3T5, not less than 48 hours, excluding Saturdays, Sundays, and holidays, prior to the time of the holding of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or the registered shareholder’s attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked.

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Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company’s last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company`s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only. As at May 15, 2015 there were 193,479,416 common shares issued and outstanding without par value that are entitled to be voted at the Meeting. Shareholders of record as of May 21, 2015 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. Unless such authority is withheld, the Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any poll or ballot that may be called for.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

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Voting Results

Following the meeting, a report on the Voting Results will be available on the Company’s website at www.quaterra.com. The Voting Results will also be filed with securities regulators on www.sedar.com. The Company will also issue a news release disclosing these results.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and that each of the following persons be nominated for election as a director of the Company for the ensuing year. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position with the Company	Principal Occupation, Business or Employment	Director Since	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Steven Dischler Nevada, USA President, CEO and Director	President & CEO of the Company	July 2013	150,000
Thomas C. Patton Washington, USA Chairman and Director	Chairman of the Company	November 1998	5,214,762(1)
John Kerr British Columbia, Canada Director	Geological Engineer	May 1993	103,334
LeRoy Wilkes Colorado, USA Director	Retired Mining Executive	August 2006	115,428
Terrence Eyton British Columbia, Canada Director	Chartered Accountant	March 2015	345,000(2)

(1)	Thomas Patton directly holds 3,114,762 common shares and indirectly has control over 2,100,000 common shares
(2)	Terrence Eyton directly holds 135,000 common shares and indirectly has control over 210,000 common shares

The Company’s Audit Committee is currently comprised of Terrence Eyton (Chair), John Kerr and Todd Hilditch. The current members of the Corporate Governance, Nomination and Compensation Committee are LeRoy Wilkes (Chair), Terrence Eyton and Todd Hilditch. The Company also has a Safety, Health, Security and Environment Committee, the members of which are John Kerr (Chair), Thomas Patton and Steven Dischler.

Minimum Share Ownership

The Company’s directors and officers, as a group, beneficially own, directly or indirectly or exercise control or direction over a total of 8,767,818 common shares with a total value of approximately CDN$438,390. The table below outlines share ownership as at the May 15, 2015 for the Company’s current directors and officers:

Name	Ownership
Steven Dischler	150,000
Thomas Patton	5,214,762
John Kerr	103,334
LeRoy Wilkes	115,428
Terrence Eyton	345,000
Todd Hilditch	285,000
Michael Berry	1,000,000
Scott Hean	1,528,794
Lawrence Page	25,500

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Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Director biographies can be viewed on the Company’s website at www.quaterra.com.

Current Director Skills

Director/ Nominee	Mining Industry Expertise	Capital Markets	Strategy	Accounting and Finance	Legal	Safety, Health, Security and Environment
Steven Dischler	X		X			X
Thomas Patton	X	X	X			X
John Kerr	X		X			X
LeRoy Wilkes	X		X			X
Terrence Eyton		X	X	X		X
Todd Hilditch	X	X	X			X
Michael Berry	X	X	X	X

Committees of the Board

The following chart sets out current committee members:

[ ] Member	I Financial Expert

Director	Audit Committee	Corporate Governance, Nomination and Compensation Committee	Safety, Health, Security and Environment Committee
Steven Dischler			[ ]
Thomas Patton			[ ]
John Kerr	[ ]		[ ] (Chair)
LeRoy Wilkes		[ ] (Chair)
Terrence Eyton	[ ] I (Chair)	[ ]
Todd Hilditch	[ ]	[ ]
Michael Berry

Audit Committee Composition:
The Committee shall be composed of three or more members of the Board, all of whom are independent and financially literate within the meaning of NI 52-110. The members of the Committee shall appoint from among themselves a Chair of the Committee. The Chair shall have responsibility for ensuring that the Committee fulfills its principal duties and responsibilities effectively.

Corporate Governance, Nomination, and Compensation Composition:
The Committee shall be composed of at least three directors of the Company, all of whom shall be independent directors as required by National Instrument 58-101. The members of the Committee and the Committee Chair shall be appointed by the Board and will serve until they resign, are removed by a majority vote of the independent directors of the Board, or their successors are appointed by the Board.

The Board may at any time change the composition of the Committee by adding or removing members. Where a Committee Member ceases to be a Committee member (as a result of resignation, removal or for any other reason), the Board may fill the resulting casual vacancy. A member of the Committee who ceases to be a director shall also cease to be a member of the Committee.

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Safety, Health, Security and Environment Committee Composition:
The Committee shall consist of not less than three nor more than six members to be elected by the Board of Directors. The Board of Directors shall designate a Committee Chair, who shall be a Director of the Board. Each Member of the Committee shall be elected annually from among the members of the Board of Directors and the Executive Management of the Company. Considering the high degree of management accountability for leading the Company’s Safety, Health, Security and Environment programs, it is deemed appropriate to have a member of Executive Management on the Committee.

Majority Voting

The Company has adopted a Majority Voting Policy in its Corporate Governance Principles. Pursuant to this Policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board. Any such resignation shall take effect upon acceptance by the Board. The Compensation and Nomination Committee will expeditiously consider the director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation. The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of a press release. The applicable director will not participate in any Committee or Board deliberations after the resignation offer. The Corporate Governance Committee charter is available on the Company’s website at www.quaterra.com.

Cease Trade Orders, Penalties and Bankruptcies

Except as otherwise disclosed in this Information Circular, to the knowledge of the Company, no director:

a.      is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

b.      is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.      has within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

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d.      has been subject to:

(i)

since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

e.      is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

For the purpose of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

•	Copper Mesa Mining Corporation

LeRoy E. Wilkes, was a director of Copper Mesa Mining Corporation which had a cease trading order issued against it on April 8, 2009 for failure to file its annual financial statements, accompanying management's discussion and analysis and annual information form (collectively, the “Annual Filings”) for its financial year ended December 31, 2008. On June 3, 2009, the cease trade order was revoked as Copper Mesa Mining Corporation had filed its Annual Filings. Mr. Wilkes ceased to be a director of such company on November 5, 2009.

APPOINTMENT OF AUDITORS

Smythe Ratcliffe, Chartered Accountants are the current auditors of the Company. At the Meeting, shareholders will be requested to re-appoint Smythe Ratcliffe, Chartered Accountants as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Smythe Ratcliffe was first appointed auditors of the Company in 1993.

The person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of Smythe Ratcliffe, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

STOCK OPTION PLAN

At the Meeting, the shareholders will be asked to approve the Company’s stock option plan (the “Plan”) and the number of common shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the TSX Venture Exchange (“TSXV”).

The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

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The proposed Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding stock option plans or grants, will not exceed 10% of the Company’s issued common shares at the time of the grant of a stock option under the proposed Plan.

The proposed Plan provides that the option exercise price, as determined by the Board of Directors with recommendations from the Company’s Corporate Governance, Nomination and Compensation Committee, must not be less than the closing price of the Company’s common shares on the TSXV on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSXV. The maximum term of the options granted under the Plan is ten years from the date of grant; however the normal term of the options is five years. The Board of Directors of the Company, with recommendations from the Company’s Corporate Governance, Nomination and Compensation Committee, may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the TSXV whether a particular grant will have a minimum vesting period. In the event of resignation or termination of an optionee, such optionee may exercise options held by such optionee for a period of 90 days following the effective date of such resignation or for a time as otherwise determined by a directors’ resolution at the time of the grant of the options. In the event of an optionee’s death, the stock option may be exercised by a qualified successor until the earlier of a period of one year from the date of such death and the expiry date of the stock option. Any amendment to the proposed Plan will require the approval of the TSXV and may require shareholder approval.

The granting of stock options under the proposed Plan is restricted as follows: (a) the number of options granted to a consultant in a 12-month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option; and (b) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12-month period, at the time of grant of the stock option.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the TSXV, if

a.      the grants of options under the proposed Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

i.      the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

ii.     the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company; or

b.      the number of shares reserved for issuance pursuant to stock options granted to any one optionee, within a 12-month period, exceeding 5% of the issued common shares of the Company;

such shareholder approval must be “disinterested shareholder approval”, but as the proposed Plan is restrictive as to these results, disinterest shareholder approval of the proposed Plan is not required.

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The policies of the TSXV and the terms of the proposed Plan also provide that “disinterested shareholder approval” will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Plan.

The proposed Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed Plan.

The person(s) designated by management of the Company in the enclosed form of Proxy intend to vote FOR the adoption of the Stock Option Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

“CEO” means each individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

“CFO” means each individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year.

“executive officer” means an individual who is a chair, vice-chair or president of the Company, a vice-president in charge of a principal business unit, division or function including sales, finance or production of the Company and an individual who is performing a policy-making function in respect of the Company.

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

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As at December 31, 2014, the Company’s Named Executive Officers were: Thomas Patton (Executive Chairman of the Board), Steven Dischler (President and CEO), Scott Hean (CFO) and Eugene Spiering (VP Exploration). Mr. Spiering ceased as VP Exploration on December 31, 2014.

All currency references in this Statement of Executive Compensation are in Canadian dollars. Effective as of the first quarter ended March 31, 2015, the Company will commence financial reporting in US dollars.

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee (the “Governance Committee”) of the Board was established to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs.

One of the key roles of the Governance Committee is to assist the directors of the Company in attracting, evaluating and retaining key senior executive personnel through compensation and other appropriate performance incentives. It is the Governance Committee’s responsibility to ensure that the Company develops a compensation plan for its executive officers that is fair and competitive and consistent with the best interests of the Company. The role of management is to provide the Governance Committee with perspectives on the business strategy and individual performance of senior executive personnel in order to assist the Governance Committee in making recommendations regarding compensation.

The Governance Committee reviews the performance of the Company’s NEOs against established performance goals and criteria and makes recommendations to the Board of the Company on appropriate compensation. Other than with respect to the CEO, the Governance Committee also considers the evaluations and recommendations of the CEO.

The Governance Committee has the responsibility for reviewing compensation policies, programs and procedures for the Company’s NEOs, including a review of any proposed awards of stock options or any other equity plans and recommending same for approval by the full Board. The Governance Committee acts pursuant to the Governance, Nomination and Compensation Committee Charter (the “Governance Charter”) that has been approved by the Board of Directors.

The Governance Committee is composed of three directors, all of whom are independent within the meaning of National Instrument 58-101, being LeRoy Wilkes (Chair), Terrence Eyton and Todd Hilditch. None of the members of the Governance Committee is an officer, employee or former officer of the Company. All of the members are experienced in matters of executive compensation and the Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Governance Committee Charter can be viewed on the Company’s website at www.quaterra.com. The Governance Committee reports to the Board of Directors which has final accountability for the Company’s compensation policies and programs. The Governance Committee also seeks the views of the CEO when reviewing compensation for other executive officers because of his involvement with these officers. The Company does not currently benchmark.

Role of the Chief Executive Officer

The Chief Executive Officer (“CEO”) completes a review of each NEO’s performance. The CEO makes a recommendation to the Governance Committee on compensation for each NEO which is taken into consideration by the Governance Committee in completing its review and ultimate recommendations to the Board.

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Objectives of the Compensation Program

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	provide a compensation package that is competitive with other comparable mineral exploration companies to enable the Company to attract and retain talent; and

(c)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources. The Company’s compensation packages have been designed to provide a non-cash stock option component in conjunction with a reasonable cash salary.

Salaries for the NEOs are determined by evaluating the responsibilities inherent in the position held, and the individuals experience and past performance, as well as by reference to the competitive marketplace for management talent at other mineral exploration companies. Following the annual general meeting of shareholders, the Governance Committee reviews actual performance for the Company and the each of the NEOs for such year, including the quality and measured progress of the Company’s exploration projects, raising of capital and similar achievements.

Elements of Compensation

During 2014, the Company’s compensation program consisted of two elements (i) cash and (ii) incentive stock options administered under the Company’s stock option plan. The Company does not presently have a long-term incentive plan. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program. The Board reviews annually the total compensation package of each of the Company’s NEOs on an individual basis, against the backdrop of the competitive landscape and the compensation goals and objectives described above.

Salary - Base salaries for the NEOs for any given year are reviewed by the Governance Committee at its meeting in June. Increases or decreases in salary on a year over year basis are dependent on the Governance Committee’s assessment of the performance of the Company and the particular NEO. When considering the base salaries of each of the Company’s NEOs, the Governance Committee reviews the qualifications and performance of, and salaries paid to executives of similar companies engaged in mining exploration and development. Recommendations for executive salaries are made by the Governance Committee to the full Board of Directors in consultation with the CEO.

Incentive Awards – The Governance Committee believes that a significant portion of each NEO’s compensation should be in the form of equity awards. Equity awards are made to the NEOs pursuant to the Company’s stock option plan. The stock option plan provides for awards in the form of stock options. The Committee has generally followed a practice of issuing stock options to its NEOs on an annual basis in June of each year. The Committee retains the discretion to make additional awards to NEOs at other times, in connection with the initial hiring of a new executive, for retention purposes or otherwise. In determining the amount of stock options to be issued, the Governance Committee considers qualifications, performance, and option programs of similar companies.

Perquisites and Other Personal Benefits – The Company’s NEOs are not generally entitled to significant perquisites. The Company offers health care benefits, but there are no other perquisites which account for a material portion of the overall compensation paid to any NEO.

The board of directors did not consider the implications of the risks associated with the Company’s compensation policies and practices. None of the NEOs or directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such NEOs or directors.

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Employment Agreements, Termination and Change of Control

The Company has employment agreements with its three NEOs, namely Thomas Patton, Steven Dischler and Scott Hean. The Governance Committee believes that these agreements will help to secure the continued employment and dedication of the Company’s NEOs. Eugene Spiering was an NEO until December 31, 2014 when his contract expired and was not renewed.

Thomas Patton – In January 2010, Dr. Thomas Patton entered into an employment agreement with the Company and its subsidiary, Quaterra Alaska, Inc. for a period of five years relating to his role as President and CEO. Effective January 1, 2015, Dr. Patton entered into a new employment agreement relating to his role as Chairman. This employment agreement has a one year term but is otherwise substantially in the same form as his previous agreement. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of US$150,000, which salary is to be reviewed annually with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months’ notice of such discharge. If Dr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Dr. Patton has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years. If Dr. Patton terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Dr. Patton would be US$300,000.

Steven Dischler – On October 24, 2011, Steven Dischler entered into an employment agreement with the Company for a period of five years in his role as Vice President, General Manager, Yerington Project, which employment agreement was amended January 1, 2015 to reflect Mr. Dischler’s change in position to President and CEO (which occurred in July 2013). Under the employment agreement, Mr. Dischler is entitled to receive an annual base salary of US$250,000, which salary is to be reviewed annually with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Dischler may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Dischler only for breach of the employment agreement or for cause. Mr. Dischler is entitled to two months’ notice of such discharge. If Mr. Dischler becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Dischler has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years. Therefore, if Mr. Dischler terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Mr. Dischler would be US$500,000.

Scott Hean – On January 1, 2010, the Company entered into a Services Agreement with Scott Hean and Atherton Enterprises Ltd. (“AEL”), a company controlled by Mr. Hean, whereby the Company engaged AEL to provide the services of Mr. Hean to act in the capacity of Chief Financial Officer. The term of the Agreement was for a period of five years and provided for an annual fee to AEL of $175,000. Mr. Hean, effective December 1, 2013, became an employee of the Company and agreed to a salary of $150,000 per annum. Effective January 1, 2015, Mr. Hean and the Company entered into an employment agreement with a one year term providing for a salary of $150,000 and otherwise on similar terms to his previous agreement. Mr. Hean may be eligible to participate in future incentive stock option grants. The Company may terminate the employment of Mr. Hean only for breach of the employment agreement or for cause. Mr. Hean is entitled to two months’ notice of such discharge. If Mr. Hean becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Hean has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years. If Mr. Hean terminated his employment upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Mr. Hean would be $300,000.

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Eugene Spiering - Eugene Spiering entered into an employment agreement with the Company on January 1, 2010 for a period of five years, which agreement has now expired and was not renewed. Under that employment agreement, Mr. Spiering was entitled to receive an annual base salary of $200,000 and, upon a change of control as defined in the employment agreement, Mr. Spiering had the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years (being $400,000 assuming the triggering event took place on December 31, 2014).

Performance Graph

The following graph compares the Company’s cumulative total shareholder return on its common shares with the cumulative total return of the TSX Composite Index over the period from January 3, 2011 to May 5, 2015. The graph illustrates the cumulative return on a $100 investment in common shares made on January 3, 2011 with the cumulative total return of the S&P/TSX Venture Composite Index.

A direct correlation between total cumulative shareholder return over a given period and executive compensation cannot always be made. General market conditions for junior mining exploration companies worsened in 2011 and continued through 2014. Since fall 2013, the Company refocused its efforts on its Yerington copper assets and continues with that focus. A new Chief Executive Officer was named on July 31, 2013. Significant and successful efforts have been made in selling non-core assets to raise cash including the sale of certain properties in the United States as well as Mexico. Management believes the Company has sufficient cash resources for the next twelve months operations.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned from the Company and any of the Company’s subsidiaries during the financial year ended December 31, 2014, by the Company’s NEOs. Mr. Spiering’s employment agreement was not renewed after expiry on December 31, 2014.

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Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens- ation ($)	Total compens- ation ($)
					Annual incentive plans	Long- term incentive plans
Thomas Patton(1) Chairman	2014 2013 2012	165,690 50,000 137,500	N/A N/A N/A	40,693 54,000 44,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	206,383 104,000 182,300
Steven Dischler(2) CEO	2014 2013 2012	276,150 257,750 249,850	N/A N/A N/A	66,457 66,682 44,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	342,607 324,432 294,650
Scott Hean CFO	2014 2013 2012	150,000 12,500 N/A	N/A N/A N/A	23,456 38,400 44,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A 89,074(4) 157,880(4)	173,456 139,974 202,680
Eugene Spiering VP, Exploration	2014 2013 2012	200,000 150,000 200,000	N/A N/A N/A	3,110 22,800 44,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A 2,466 N/A	203,110 172,800 244,800

(1)	Thomas Patton served as President and Chief Executive Officer until July 31, 2013 when he was appointed Chairman.
(2)

Steven Dischler was appointed President and Chief Executive Officer on July 31, 2013 and previously served as VP and GM, Yerington District from October, 2011 until July 31, 2013. Mr. Dischler’s annual salary is paid in US currency which has remained unchanged since 2011 at US$250,000.

(3)

The Company calculated the stock-based compensation costs by using the Black-Scholes-Merton model assuming a risk free interest rate of 1.01% (2013-1.72%; 2012-1.11%), a dividend yield of 0% (2013 & 2012-0%), the expected annual volatility of the Company’s share price of 140% (2013-96%; 2012-82%) and expected life of the option of 5 years (2013-5 years; 2012-3.9 years).

(4)

This represents payments to Atherton Enterprises Ltd. pursuant to a Services Agreement between Atherton Enterprises Ltd., a company controlled by Scott Hean and the Company for services as CFO provided to the Company. Please see “Employment Agreements, Termination and Change of Control” for more information on this arrangement.

Narrative Discussion

The salary amounts listed in the table above reflected the actual amounts received. Salaries paid in US dollars were converted into Canadian dollars using the average exchange rate for the year.

Incentive Awards

The following table sets out information in respect of outstanding option-based awards* for the financial year ended December 31, 2014, for the Company’s NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thomas Patton	150,000 200,000 160,000 450,000 400,000 400,000	1.29 1.25 0.45 0.16 0.10 0.05	August 9, 2015 August 9, 2016 June 28, 2017 September 19, 2018 June 25, 2019 December 31, 2019	Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Steven Dischler	300,000 160,000 900,000 400,000 400,000	0.90 0.45 0.16 0.10 0.05	October 24, 2016 June 28, 2017 September 19, 2018 June 25, 2019 December 31, 2019	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Scott Hean	75,000 125,000 160,000 320,000 250,000 200,000	1.29 1.25 0.45 0.16 0.10 0.05	August 9, 2015 August 9, 2016 June 28, 2017 September 19, 2018 June 25, 2019 December 31, 2019	Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Eugene Spiering	75,000 125,000 160,000 190,000 50,000	1.29 1.25 0.45 0.16 0.10	August 9, 2015 August 9, 2016 June 28, 2017 September 19, 2018 June 25, 2019	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

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(1)

“In-the-money options” means the excess of the market value of the Company’s shares at the Company’s most recently completed financial year on December 31, 2014 over the exercise price of the options. The last trading price of the Company’s shares on the TSX Venture Exchange on December 31, 2014 was $0.045.

*	Until a stock option has been exercised and the stock sold, the NEO does not receive any cash proceeds from the option and, accordingly, the amount shown is only the deemed “paper gain” of the option.

Incentive plan awards – value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the Company’s most recently completed financial year.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Thomas Patton	Nil	NIL	NIL
Steven Dischler	Nil	NIL	NIL
Scott Hean	Nil	NIL	NIL
Eugene Spiering	Nil	NIL	NIL

(1)

“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not provide retirement benefits for its directors or executive officers.

Director Compensation

The Company’s independent directors’ compensation program revolves around three key areas:

•	Recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success;
•

Aligning the interests of the board members with those of our shareholders by requiring directors to hold a minimum number of shares and to compensation in the form of option based awards and cash; and

•	Offering competitive compensation by positioning director compensation in relation to companies that are comparable in size and in a similar business.

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The directors’ compensation package provides for the fees below to be paid to non-employee directors; however, as was the case in 2013, the directors agreed that such fees would not be paid, or accrued, in 2014. It is anticipated that independent directors’ fees will be reinstated in July 2015.

Annual Retainer	($)
Non-Executive Chairman of the Board	24,000
Committee members (excluding Chairman)	12,000
Audit Committee Chair	15,000
Other Committee Chairs	13,500
Other: Meeting Attendance – per meeting Travel Fee – per day	$500 $500

Below is a summary of Directors’ Retainers and Fees for the year ended December 31, 2014 by element:

Name	Directors’ Fees ($)	Corporate Governance Committee ($)	Audit Committee ($)	Board Meetings ($)	Other Committee ($)	Travel ($)	Total ($)
John Kerr	Nil	Nil	Nil	Nil	Nil	Nil	Nil
LeRoy Wilkes	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anthony Walsh(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Todd Hilditch	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Berry	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Anthony Walsh resigned as a director on March 26, 2015, subsequent to the financial year end.

Below is a summary of total compensation paid to the Directors (excluding NEOs) during 2014:

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
John Kerr	Nil	N/A	12,440	N/A	N/A	Nil	12,440
LeRoy Wilkes	Nil	N/A	12,440	N/A	N/A	Nil	12,440
Anthony Walsh	Nil	N/A	12,440	N/A	N/A	Nil	12,440
Todd Hilditch	Nil	N/A	12,440	N/A	N/A	Nil	12,440
Michael Berry	Nil	N/A	12,440	N/A	N/A	Nil	12,440
Tracy Stevenson	Nil	N/A	12,440	N/A	N/A	Nil	12,440

(1)

The Company calculated the stock-based compensation costs by using the Black-Scholes-Merton model assuming a risk free interest rate of 1.31%, a dividend yield of 0%, the expected annual volatility of the Company’s share price of 102% and expected life of the option of 5 years.

Outstanding share-based awards and option-based awards

The following table summarizes the outstanding share-based awards and option-based awards to the Non-Named Executive Directors as at the Company’s most recently completed financial year.

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John Kerr	50,000 105,000 80,000 180,000 200,000	$1.29 $1.25 $0.45 $0.16 $0.10	August 9, 2015 August 9, 2016 June 28, 2017 September 19, 2018 June 25, 2019	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
LeRoy Wilkes	55,000 105,000 80,000 180,000 200,000	$1.29 $1.25 $0.45 $0.16 $0.10	August 9, 2015 August 9, 2016 June 28, 2017 September 19, 2018 June 25, 2019	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Anthony Walsh	100,000 80,000 180,000 200,000	$0.50 $0.45 $0.16 $0.10	March 27, 2017 June 28, 2017 September 19, 2018 June 25, 2019	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Todd Hilditch	100,000 180,000 200,000	$0.45 $0.16 $0.10	June 28, 2017 September 19, 2018 June 25, 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Michael Berry	130,000 200,000	$0.16 $0.10	September 19, 2018 June 25, 2019	Nil Nil	N/A N/A	N/A N/A	N/A N/A

(1)

“In-the-money options” means the excess of the market value of the Company’s shares at the Company’s most recently completed financial year on December 31, 2014 over the exercise price of the options. The last trading price of the Company’s shares on the TSX Venture Exchange on December 31, 2014 was $0.045.

Incentive plan awards – value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each Non-Named Executive Director during the Company’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Kerr	Nil	N/A	N/A
LeRoy Wilkes	Nil	N/A	N/A
Anthony Walsh	Nil	N/A	N/A
Todd Hilditch	Nil	N/A	N/A
Michael Berry	Nil	N/A	N/A

(1)

“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

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Securities Authorized for Issuance under Equity Plans

The following table sets out the number of the Company’s shares to be issued and remaining available for future issuance under the Company’s Incentive Stock Option Plan at the end of the Company’s most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under incentive stock option plans (excluding securities reflected in column (a)) (c)
Stock Option Plan approved by securityholders	15,400,000	$0.55	3,947,942
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	15,400,000		3,947,942

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under the Business Corporations Act (British Columbia) and the Company’s Articles, the Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The policy is being extended to May 2016 for coverage up to $5,000,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Executive Compensation".

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance disclosure obligations are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “National Instrument”), National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance, collectively the “Guidelines”. The National Instrument requires the Company to disclose its approach to corporate governance with reference to Guidelines.

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Composition of the Board

The Board currently consists of seven directors. The National Instrument defines an independent director as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member’s independent judgment. The Board of Directors considers the factual circumstances of each director in the context of Guidelines.

The Board has determined that five (5) directors are independent for purposes of the Board members as provided in National Instrument 58-101. There are two (2) who are not independent for purposes of the Board members as provided in National Instrument 58-101. The Board has concluded that Mr. Steven Dischler is not “independent” by virtue of his role as President and CEO of the Company. Mr. Thomas Patton, Chairman of the Board, is not an “independent” director as, until recently, he served as President and CEO of the Company. Mr. Todd Hilditch was appointed the Lead Independent Director on August 8, 2013. The Lead Independent Director shall assist the Chairman, if requested, in managing the affairs of the Board and in the absence of the Chairman, chair the meetings of the Board, and chair meetings of the Board without management and non-independent directors present, at every Board meeting. See Composition of the Board below.

Director Nominees	Independent	Non-Independent	Reason for Non Independence
Steven Dischler		X	President and CEO of the Company
Thomas Patton		X	Chairman of the Board, former President and CEO of the Company
John Kerr	X
LeRoy Wilkes	X
Todd Hilditch	X
Michael Berry	X
Terrence Eyton	X

The Board of Directors holds regularly scheduled meetings. From January 1, 2014 to December 31, 2014 the following meetings were held:

Board of Directors	9
Audit Committee	4
Corporate Governance, Nomination and Compensation Committee	4
Safety, Health, Security and Environment Committee	3
Total number of meetings held	20

	Number and % of Meetings Attended
		Corporate
		Governance,		Safety,
		Nomination		Health,
		and	Audit	Security and	Committees	Overall
Director	Board	Compensation	Committee	Environment	(Total)	Attendance
		Committee
Steven Dischler	9/9	n/a	n/a	3/3	3/3	12/12
	100%			100%	100%	100%
Thomas Patton	9/9	n/a	n/a	3/3	3/3	12/12
	100%			100%	100%	100%
John Kerr	9/9	n/a	4/4	3/3	7/7	16/16
	100%		100%	100%	100%	100%
LeRoy Wilkes	8/9	3/4	n/a	n/a	3/4	11/13
	89%	75%			75%	85%
Anthony Walsh	8/9	4/4	4/4	n/a	8/8	16/17
	89%	100%	100%		100%	94%
Todd Hilditch	9/9	4/4	4/4	n/a	8/8	17/17
	100%	100%	100%		100%	100%
Michael Berry	8/9	n/a	n/a	n/a	n/a	8/9
	89%					89%

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Independent Directors Meetings

The independent directors hold in camera sessions, at which non-independent directors and members of management are not in attendance. These meetings are held at all quarterly board meetings, committee meetings and otherwise as deemed necessary. During the financial year ended December 31, 2014, the independent directors held 12 such meetings.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s directors are directors of other reporting issuers, as set out in the following table:

Director	Reporting Issuer
John Kerr	Bravada Gold Corporation	Canyon Copper Corp.
Eureka Resources Inc.
LeRoy Wilkes	Sabina Gold & Silver Corp.	Athena Silver Corporation
Terrence Eyton	Sabina Gold & Silver Corp.
Todd Hilditch	Copperbank Resources Corp.	Sama Resources Inc.
	Riley Resources Corp.	Terraco Gold Corp.

Board Mandate

The Board has a written mandate that was implemented in March, 2011 that can be viewed at www.quaterra.com. The roles and responsibilities of the Board include the following:

•	selecting and monitoring senior management;

•	strategic planning;

•	appointing appropriate committees of the Board and delegating responsibilities for specific functions to such committees;

•	with the assistance of the Company’s Audit Committee, selecting an auditor for appointment at the Company’s annual meeting;

•	regulatory compliance; and

•	board assessment

Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board and the Chair of each Board Committee. The Board and the CEO have also developed a written position description for the CEO. All of these written position descriptions were adopted by the Company in March, 2011.

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Orientation and Continuing Education

Board members are provided with a policy and procedure manual and have access to technical data and financial information 24 hours a day through an internet-based software support system, essentially an electronic Boardroom. The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants. Board members are also encouraged to participate in industry related conferences, meetings and educational events.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that can be viewed at www.quaterra.com. The Code addresses honesty and integrity, fair dealing, discrimination and harassment, safety and security, and honest and accurate record keeping. The Code also addresses Ethical Business Conduct for financial managers.

Audit Committee

The Audit Committee is responsible for assisting directors to meet their responsibilities; providing better communication between directors and external auditors; enhancing the independence of the external auditor; increasing the credibility and objectivity of financial reports; and strengthening the role of the directors facilitating in-depth discussions among directors, management and the external auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. A full version of the Audit Committee Charter is available at www.quaterra.com.

Composition of the Audit Committee

The Audit Committee is comprised of three directors of the Company, Terrence Eyton (Chair), John Kerr and Todd Hilditch, all of whom are independent and financially literate within the meaning of NI 52-110.

To be considered to be independent, a member of the audit committee must not have any direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member’s independent judgment.

To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Mr. Eyton is a Chartered Accountant and currently Chief Financial Officer of Peninsula Merchant Syndications Corp. Prior to his appointment at Peninsula he was a partner with Topping Eyton Partners, a public accounting firm in Vancouver. His professional career encompasses depth in financial, regulatory and compliance matters across many sectors including mining. Mr. Eyton graduated in business administration from Lakehead University in 1967, obtaining the designation of chartered accountant in 1971 and was elected to the fellowship of the Institute of Chartered Accountants of B.C. in 1983. Mr. Eyton also completed the Institute of Corporate Directors program in 2008 and was awarded the designation of ICD.D. Mr. Eyton serves as Chair of the Audit Committee where his public accountant background can provide the Company guidance in compliance and reporting issues. Mr. Eyton has also served as a director and audit committee Chair of several other reporting issuers.

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Mr. Kerr graduated from the University of British Columbia in 1964 with a BASc degree in Geological Engineering. Mr. Kerr has sat on several public company Boards and Audit Committees. In his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Mr. Hilditch graduated from Rensselaer Polytechnic Institute in Troy, New York with a Bachelor of Science degree in Management, majoring in finance. Mr. Hilditch has over 20 years’ experience in the natural resource sector and has held the position of President, CEO and Director of numerous TSX Venture listed companies. In his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Pre-approved Policies and Procedures

All non-audited services are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditors in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees	All other Fees	Total
December 31, 2013	$52,000	$Nil	$6,000	$Nil	$58,000
December 31, 2014	$55,160	$Nil	$2,500	$Nil	$57,660

(1)	The aggregate audit fees include the audit of the Company’s consolidated financial statements and the audit of ICFR.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit of the Company’s consolidated financial statements, which are not included under the heading “Audit Fees”.

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee (“Governance Committee”) is appointed by and acts on behalf of the Board of Directors. The Governance Committee acts pursuant to the Corporate Governance Nomination Compensation Committee Charter (the “Governance Charter”) that has been approved by the board of directors. The Governance Charter can be viewed on the Company’s website at www.quaterra.com. The Governance Committee is responsible for:

1)	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and for periodically reviewing such guidelines;

2)	identifying individuals qualified to become Board members;

3)	recommending that the Board select the director nominees for the next annual meeting of shareholders;

4)	overseeing the Board’s annual evaluation of its performance, and

5)

reviewing and recommending to the Board on major compensation plans, policies and programs of the Company. The Governance Committee approves the compensation of named executive officers and certain senior management, takes specific actions with respect to such compensation and has oversight responsibility over the Company’s management development programs, performance assessment of senior executives and succession planning.

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The members of the Governance Committee are LeRoy Wilkes (Chair), Terrence Eyton and Todd Hilditch, all of whom are independent directors, applying the definition set out in Section 1.4 of National Instrument 52-110.

Safety, Health, Security and Environment Committee

The Company has a Safety, Health, Security and Environment Committee (the “SHSE Committee”) that consists of John Kerr (Chair), Thomas Patton and Steven Dischler.

The SHSE Committee has been established to assist the Board in fulfilling its responsibilities relating to health, safety, security and the environment. The SHSE Charter can be viewed on the Company’s website at www.quaterra.com. The responsibilities of the Committee are as follows:

•	reviewing and recommending, as appropriate, changes to the safety, health, security and environmental policies of the Company;
•	monitor the status of compliance with the Company policies and applicable laws and regulations in the areas of safety, health, security and environment based on written reports from management;
•	review, at least semi-annually, the performance of the Company in the area of safety, health, security and environment;
•

the event of the occurrence of a material safety, health, security or environmental incident where the occurrence is required to be reported to the appropriate authorities, the committee will receive and review as soon as practicable a report from management detailing the nature of the incident and describing the remedial action being taken; and

•	periodically report to the Board of Directors on safety, health, security and environment issues affecting the Company.

Assessments

In recent years, the board and each of its committees have completed informal assessments of effectiveness from time to time. The Board has taken the decision to strengthen the review process in the future. The Governance Committee, in conjunction with the Chairman of the Board, will conduct an annual assessment of the Board’s effectiveness and contribution. There are two components to this assessment: (a) self-assessment; and (b) board assessment. The Board will review the assessment tools and frequency of assessments each year and update them as necessary to reflect evolving rules and practices, as well as any changes to the Board Mandate and Committee Charters.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

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ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and at the Company’s website at www.quaterra.com. A copy of the following documents may be obtained, without charge, upon request to the Company at Suite 1100, 1199 West Hastings Street, Vancouver, B.C., V6E 3T5, Telephone: (604) 681-9059, Fax: (604) 641-2740:

(a)

the comparative financial statements of the Company for the financial year ended December 31, 2014 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2014 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS
OF QUATERRA RESOURCES INC.

“Steven Dischler”

Steven Dischler
President and Chief Executive Officer